UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 11, 2016

AROWANA INC.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-36813	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

Level 11, 153 Walker Street

North Sydney, NSW 2060

Australia

(Address of principal executive offices)

+612-8083-9800

(Issuer’s telephone number)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, AROWANA INC. (“ARWA”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS AND WARRANTHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ARWA’S SECURITIES, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WITH VIVOPOWER INTERNATIONAL PLC (“VIVOPOWER”), AS DESCRIBED IN THIS REPORT. THIS CURRENT REPORT ON FORM 8-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ARWA’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN MAY 2015, IS ASSISTING ARWA IN THESE EFFORTS, FOR WHICH EBC WILL RECEIVE A FEE OF APPROXIMATELY US$3,300,000 IF THE BUSINESS COMBINATION IS SUCCESSFULLY CONSUMMATED. ARWA, ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETINGS OF ARWA SHAREHOLDERS AND WARRANTHOLDERS TO BE HELD IN CONNECTION WITH THE TRANSACTIONS DESCRIBED IN THIS REPORT.

SHAREHOLDERS AND WARRANTHOLDERS OF ARWA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ARWA’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT AND THE REGISTRATION STATEMENT TO BE FILED BY VIVOPOWER IN CONNECTION WITH ARWA’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETINGS OF SHAREHOLDERS AND WARRANTHOLDERS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ARWA’S IPO FINAL PROSPECTUS, DATED MAY 1, 2015, AND ARWA’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2016, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ARWA OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS AS SECURITY HOLDERS IN THE SUCCESSFUL CONSUMMATION OF THE TRANSACTIONS DESCRIBED HEREIN. ARWA’S DEFINITIVE PROXY STATEMENT AND PROSPECTUS INCLUDED IN VIVOPOWER’S REGISTRATION STATEMENT WILL BE MAILED TO SHAREHOLDERS AND WARRANTHOLDERS OF ARWA AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE TRANSACTIONS DESCRIBED IN THIS REPORT. SECURITYHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF SUCH DOCUMENTS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: AROWANA INC., LEVEL 11, 153 WALKER STREET, NORTH SYDNEY, NSW 2060, AUSTRALIA. THESE DOCUMENTS, ONCE AVAILABLE, AND ARWA’S IPO FINAL PROSPECTUS AND ANNUAL REPORT ON FORM 10-K, CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

This report and the exhibits hereto are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ARWA or VIVOPOWER, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This report and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. vivopower’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, ARWA’S and vivopower’s expectations with respect to future performance, anticipated financial impacts of the TRANSACTIONS DESCRIBED HEREIN; approval of the transactions by security holders; the satisfaction of the closing conditions to the transactions; and the timing of the completion of the transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the parties’ control and difficult to predict. Factors that may cause such differences include: business conditions; natural disasters; changing interpretations of INTERNATIONAL FINANCIAL REPORTING STANDARDS; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which VIVOPOWER is engaged; fluctuations in customer demand; general economic conditions; and geopolitical events and regulatory changes. Other factors include the possibility that the TRANSACTIONS do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in ARWA’S most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning ARWA AND VIVOPOWER, the transactions DESCRIBED HEREIN or other matters and attributable to ARWA AND VIVOPOWER or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither ARWA NOR VIVOPOWER undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

THIS COMMUNICATION IS ONLY BEING DISTRIBUTED TO, AND IS ONLY DIRECTED AT (I) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM; OR (II) PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN THE DEFINITION OF "INVESTMENT PROFESSIONALS" IN ARTICLE 19(5) OF THE UK FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005; OR (III) HIGH NET WORTH BODIES CORPORATE, UNINCORPORATED ASSOCIATIONS AND PARTNERSHIPS AND TRUSTEES OF HIGH VALUE TRUSTS AS DESCRIBED IN ARTICLE 49(2) OF THE UK FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (ALL SUCH PERSONS IN (I) TO (III) ABOVE BEING REFERRED TO AS "RELEVANT PERSONS"). THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE BUSINESS COMBINATION ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH SECURITIES WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS, AND ANY PERSON WHO IS NOT A RELEVANT PERSON SHOULD NOT RELY ON OR ACT UPON THIS COMMUNICATION.

Item 1.01 Entry into a Material Definitive Agreement.

General; Structure of the Transaction

On August 11, 2016, Arowana Inc., a Cayman Islands exempted company (“ARWA”), entered into a Contribution Agreement (the “Contribution Agreement”) by and among ARWA, Arowana International Limited, an Australian company affiliated with certain of ARWA’s officers, directors and shareholders (“AWN”), and VivoPower International PLC, an England and Wales public limited company and wholly-owned subsidiary of AWN (“VivoPower”). Pursuant to the Contribution Agreement, ARWA will contribute to VivoPower the funds held in the trust account that holds the proceeds of ARWA’s initial public offering, less certain transaction expenses, amounts used to pay ARWA public shareholders who properly exercise their conversion rights in connection with the vote to approve the transactions contemplated by the Contribution Agreement (the “Transactions”) and reserves for liquidation and dissolution expenses (the “Contribution Amount”), in exchange for ordinary shares of VivoPower. To the extent that fewer than the maximum number of ARWA public shareholders seeking conversion of their public shares permitted under the Contribution Agreement actually seek conversion, ARWA will use the excess funds held in the trust account to purchase additional shares of VivoPower from VivoPower, who will in turn utilize those funds to repurchase a like number of VivoPower shares from AWN.

Following the contribution, ARWA will distribute the VivoPower shares it receives for the Contribution Amount to its shareholders and warrantholders and thereafter dissolve and liquidate.

VivoPower is a global next generation solar power company that operates a build, transfer, operate (“BTO”) model to establish an installed solar power asset base in a capital efficient manner. VivoPower intends to leverage this asset base to sell distributed generation (“DG”) power and manage data driven energy services for commercial, industrial and government (“CIG”) customers.

In connection with the foregoing, ARWA will hold an extraordinary general meeting of warrantholders at which warrantholders will be asked to consider and vote on a proposal to approve and consent to amend the terms of the warrant agreement governing ARWA’s outstanding warrants (the “Warrant Amendment”) to provide that, upon consummation of the Transactions, each of ARWA’s outstanding warrants, each of which entitles the holder thereof to purchase one-half of one ordinary share of ARWA, will be exchanged for one-twentieth (1/20) of an ordinary share of VivoPower from ARWA.

ARWA’s rights, which are convertible into one-tenth of one ordinary share upon the consummation of a business combination, will automatically convert upon consummation of the Transactions and will participate in the distribution of VivoPower shares made by ARWA to its shareholders immediately prior to its dissolution and liquidation. The remaining VivoPower shares held by ARWA will be distributed to ARWA warrantholders in accordance with the Warrant Amendment.

The Transactions are expected to be consummated in the fourth quarter of 2016 after the required approval by the shareholders and warrantholders of ARWA and the fulfillment of certain other conditions, as described herein and in the Contribution Agreement.

The following summaries of the Transactions, the Contribution Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the agreements, certain of which are attached as exhibits hereto and incorporated herein by reference.

Effect of the Contribution and Warrant Amendment

Upon consummation of the Contribution Agreement and approval of the Warrant Amendment:

●	ARWA will contribute to VivoPower the Contribution Amount in exchange for ordinary shares of VivoPower;

●	ARWA’s warrants will be converted into the right to receive one-twentieth (1/20) of an ordinary share of VivoPower from ARWA;

●	ARWA will distribute the VivoPower shares it receives pursuant to the Contribution Agreement to its shareholders and warrantholders; and

●	ARWA will thereafter dissolve and liquidate.

Contingent Acquisitions

In connection with the Transactions, VivoPower will acquire certain businesses, including interests in VivoPower Pty Ltd (“VivoPower Pty”) and Aevitas O Holdings Pty Ltd., which are affiliates of the officers and directors of ARWA. The consummation of these acquisitions and the consummation of the Transactions are cross-conditional. Simultaneously with the closing of the Transactions or as soon thereafter as practicable, Aevitas O Holdings Pty Ltd will acquire over 99% of Aevitas Group Limited (“Aevitas”).

Representations and Warranties

Except as limited below, the Contribution Agreement contains representations and warranties of each of ARWA and VivoPower generally relating, among other things, to:

•	proper organization and similar corporate matters;

•	subsidiaries;

•	capital structure of each company;

•	the authorization, performance and enforceability of the Contribution Agreement;

•	required filings and consents and absence of conflicts;

•	compliance with laws and other legal requirements;

•	financial statements;

•	absence of undisclosed liabilities;

•	in the case of VivoPower, absence of certain changes or events;

•	litigation;

•	in the case of VivoPower, employee benefit plans;

•	in the case of VivoPower, labor matters;

•	in the case of VivoPower, restrictions on business activities;

•	in the case of VivoPower, real property, leases and personal property;

•	in the case of VivoPower, taxes;

•	in the case of VivoPower, environmental matters;

•	brokerage and similar fees;

•	in the case of VivoPower, intellectual property;

•	in the case of VivoPower, contracts and commitments;

•	in the case of VivoPower, insurance;

•	in the case of VivoPower, governmental actions/filings;

•	interested party transactions;

•	listing of securities;

•	board approval;

•	in the case of ARWA, absence of convertible securities except as disclosed;

•	in the case of ARWA, SEC reports; and

•	in the case of ARWA, amount of funds in the trust account.

Covenants

ARWA and VivoPower have each agreed to take such actions as are necessary, proper or advisable to consummate the Transactions. Each of them has also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and not to take the following actions, among others, except as permitted by the agreement, without the prior written consent of the other party:

•

waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•

grant any material severance or termination pay to (i) any officer or (ii) any employee, except pursuant to applicable law, written agreements outstanding, or policies existing on the date hereof, or adopt any new material severance plan, or amend or modify or alter in any manner any material severance plan, agreement or arrangement existing on the date hereof;

•

transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business provided that in no event shall VivoPower, VivoPower Pty, Aevitas O Holdings Pty Ltd and Aevitas (collectively, the “Company Group”) or ARWA license on an exclusive basis or sell any intellectual property;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company Group or ARWA;

•

issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;

•

amend its charter documents, other than any amendment by ARWA necessary to extend the time for ARWA to complete an initial business combination, if necessary, and to provide the holders of public shares the opportunity to convert their shares into a pro rata portion of the trust fund in connection therewith;

•

other than the contingent acquisitions or in the ordinary course of business, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of ARWA or the Company Group, as applicable, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•

sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) in the ordinary course of business, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;

•

adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, in each case except in the ordinary course of business or to conform to the requirements of any applicable law;

•

pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms, of the APG Loan (as described in “Interests of Insiders” below) and any liabilities recognized or disclosed in the most recent Financial Statements or in the financial statements included in the ARWA SEC Reports filed prior to the date of this Agreement, as applicable, or incurred since the date of such financial statements in the ordinary course of business, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company is a party or of which the Company is a beneficiary or to which ARWA is a party or of which ARWA is a beneficiary, as applicable;

•	except in the ordinary course of business, modify, amend or terminate any material contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	except as required by IFRS, revalue any of its assets or make any change in accounting methods, principles or practices;

•	except in the ordinary course of business, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $300,000 in any 12 month period;

•	settle any litigation where the consideration given is other than monetary or to which an insider of ARWA or the Company Group, as applicable, is a party;

•

make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for tax purposes;

•	form or establish any subsidiary except in the ordinary course of business or as contemplated by the Contribution Agreement;

•

permit any person to exercise any of its discretionary rights under any plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

•	make capital expenditures except in accordance with prudent business and operational practices;

•	make or omit to take any action which would have a material adverse effect;

•

enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other Subsidiaries other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with prior practice; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The Contribution Agreement also contains additional covenants of the parties, including covenants providing for:

•

ARWA and VivoPower to prepare and file a proxy statement/prospectus, to be used for the purpose of soliciting proxies from the ARWA shareholders and warrantholders for the matters to be acted upon at the extraordinary general meetings and for the distribution of the VivoPower shares;

•	the appointment of certain officers and directors of VivoPower;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•

the parties to use commercially reasonable efforts to do all things necessary, proper or advisable to consummate and make effective the Transactions, including obtaining all necessary approvals from governmental agencies and other third parties;

•	VivoPower, AWN and their respective affiliates to waive their rights to make claims against ARWA to collect from the trust account any monies that may be owed to them by ARWA;

•	VivoPower and ARWA to use commercially reasonable best efforts to obtain the listing for trading on The Nasdaq Stock Market LLC (“Nasdaq”) of the VivoPower ordinary shares;

•	VivoPower and AWN not to solicit or enter into discussions or transactions with any other third party regarding any merger, sale of ownership interests or assets;

•

VivoPower and ARWA to maintain directors’ and officers’ liability insurance policies (or “tail” insurance coverage in the case of ARWA) for a period of six years following the closing of the Transactions;

•

The VivoPower officers and directors to repay any amounts owed by them to VivoPower, cause any guaranty made by VivoPower for the benefit of the VivoPower officers and directors to be terminated and cease to own any direct interest in any VivoPower subsidiary;

•

VivoPower International Services Ltd., a wholly owned subsidiary of VivoPower, to establish a separate class of non-voting securities that may be used by VivoPower to incentivize officers and employees of VivoPower and its subsidiaries;

•	VivoPower, Aevitas and VivoPower Pty to provide periodic financial information to ARWA through the closing; and

•

ARWA to cause the trust account to be disbursed as directed by it immediately upon the closing, which funds may be disbursed to pay the Contribution Amount (from which amounts may be deducted to pay the sellers in the contingent acquisitions) and all liabilities of ARWA due and owing or incurred at or prior to the closing, including, without limitation, all amounts payable to ARWA public shareholders electing to exercise their conversion rights, tax liabilities, director’s and officer’s insurance and amounts payable to third parties (e.g., professionals, printers, etc.) who have rendered services to ARWA;

•	VivoPower and AWN to use commercially reasonable efforts to cause the contingent acquisitions to be consummated;

•

AWN to use its best efforts to take, or cause to be taken, all actions necessary to obtain the approval of its shareholders for the Transactions, including the contingent acquisitions (“AWN Shareholder Approval”); and

•

VivoPower to cause its board of directors to be composed of a sufficient number of residents outside the UK, Channel Islands and the Isle of Man for the purposes of paragraph 3(a) of the Introduction to the UK Takeover Code such that the rules of the UK Takeover Code or the jurisdiction of the UK Takeover Panel do not apply.

Conditions to Closing the Transactions

General Conditions

Consummation of the Transactions is conditioned on (i) the ARWA shareholders approving the Transactions, (ii) the ARWA warrantholders approving the Warrant Amendment, (iii) the registration statement for the distribution of the VivoPower shares being declared effective, (iv) the holders of no more than 2,732,400 of ARWA’s public shares exercising their conversion rights, (v) confirmation from Nasdaq that VivoPower meets all the requirements for listing on such exchange other than the requirement to have a sufficient number of round lot holders, (vi) AWN’s shareholders approving the Transactions and (vii) no governmental entity enacting or issuing any legal requirement which has the effect of making the Transactions illegal or otherwise prohibiting the consummation of the Transactions substantially on the terms set forth in the Contribution Agreement.

In addition, the consummation of the Transactions is conditioned upon, among other things, (i) the representations and warranties of each party being true and correct on and as of the closing date and each party having performed or complied with all agreements and covenants required by the Contribution Agreement to be performed or complied with on or prior to the closing and each party having received a certificate with respect to the foregoing from the other party, (ii) all necessary consents, waivers and approvals required to be obtained in connection with the Transactions having been received, other than consents, waivers and approvals the absence of which could not reasonably be expected to have a material adverse effect and (iii) the absence of certain pending or threatened litigations.

AWN’s and VivoPower’s Conditions to Closing

The obligations of AWN and VivoPower to consummate the Transactions also are conditioned upon, among other things:

•	ARWA shall be in compliance with public company reporting requirements;

•	ARWA shall have made appropriate arrangements to have the trust fund, which shall contain no less than $84,456,000, dispersed immediately upon the closing; and

•	the aggregate of ARWA’s transaction fees and expenses will not exceed $8,000,000.

ARWA’s Conditions to Closing

The obligations of ARWA to consummate the Transactions also are conditioned upon each of the following, among other things:

•	there being no material adverse change affecting VivoPower;

•	certain individuals having resigned from all of their positions with VivoPower;

•

all outstanding indebtedness owned by any insider of VivoPower shall have been repaid in full; (ii) all guaranteed or similar arrangements pursuant to which VivoPower has guaranteed the payment or performance of any obligations of any VivoPower insider to a third party shall have been terminated; and (iii) no VivoPower insider shall own any direct equity interests in any subsidiary of VivoPower, subject to certain exceptions;

•

all of the conditions to the contingent acquisitions, other than the receipt of the Contribution Amount, shall have been satisfied or waived and each party thereto shall be ready to consummate such contingent acquisitions;

•

The aggregate Net Debt (as defined in the Contribution Agreement) of VivoPower and, without duplication, of Aevitas and VivoPower Pty, excluding Permitted Debt (as defined in the Contribution Agreement), as set forth in the most recent monthly financial information provided to ARWA, shall not exceed $25,000,000;

•

the lock-up agreement (as described in “Lock-Up Agreement; Escrow” below) shall have been executed and delivered and shall be in full force and effect, and lock-up agreements on terms satisfactory to ARWA shall have been entered into by the counterparties to the VivoPower Pty acquisition; and

•

AWN, as the sole shareholder of VivoPower, shall have approved an amendment and restatement of VivoPower’s memorandum and articles of association in a form mutually agreeable to the parties, approved the issuance of VivoPower shares pursuant to the Contribution Agreement and approved the repurchase of shares from AWN.

Waivers

If permitted under applicable law, the parties may waive any inaccuracies in the representations and warranties made to such party contained in the Contribution Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Contribution Agreement.

Termination

The Contribution Agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written consent of ARWA and VivoPower;

•	by either ARWA or VivoPower if the Transactions are not consummated on or before June 30, 2017;

•

by either ARWA or VivoPower if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, which order, decree, judgment, ruling or other action is final and nonappealable;

•

by either ARWA or VivoPower if the other party has breached any of its covenants or representations and warranties in any material respect such that the closing conditions would not be met and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•

by either ARWA or VivoPower if, at the ARWA shareholder meeting, (i) the Transactions shall fail to be approved by holders of ARWA’s shareholders or (ii) the holders of more than 2,732,400 of ARWA’s public shares shall exercise conversion rights; or

•

by either ARWA or VivoPower if AWN Shareholder Approval is not obtained at the meeting of AWN shareholders called for such purpose, provided AWN shall have used its best efforts to cause the AWN Shareholder Approval to be obtained.

Percentage Ownership of VivoPower by ARWA

It is estimated that the ordinary shares issued by VivoPower to ARWA as a result of the Contribution and Warrant Amendment will be approximately 55.8% of the issued share capital of VivoPower after the Transactions assuming ARWA public shareholders seek conversion of the maximum of 2,732,400 shares as provided by the Contribution Agreement. To the extent that fewer ARWA public shareholders seek conversion of their public shares, ARWA will use the excess capital in the trust fund to purchase additional shares of VivoPower from VivoPower, who will in turn utilize those funds to repurchase a like number of VivoPower shares from AWN. It is estimated that the ordinary shares issued by VivoPower to ARWA as a result of the Contribution and to ARWA’s warrantholders as a result of the Warrant Amendment if no holders of public shares seek conversion rights will be approximately 72.0% of the issued share capital of VivoPower after the Transactions.

Interests of Insiders

ARWA’s officers and directors may benefit from the Transactions as a result of the following interests and relationships:

Kevin Chin (ARWA’s Chairman and Chief Executive Officer)

●	Mr. Chin is Chief Executive Officer of, and a director of AWN and a participant in AWN's compensation arrangements.

●	Panaga Group Pty Limited as trustee for The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds the following securities in Aevitas (which VivoPower will acquire as a consequence of the contingent acquisitions): (i) 373,217 ordinary shares; (ii) 4,500 notes; and (iii) 4,500 convertible preference shares.

●	Panaga Group Pty Limited as trustee for The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 6,388,954 shares of AWN.

●	The Octagon Foundation Pty Limited as trustee for The Octagon Foundation, of which Mr. Chin is a director, owns 5.5% of the paid capital interest in the Arowana Special Situations Fund, which holds an interest of 80.9% of each of the Aevitas notes and convertible preference shares. The Octagon Foundation also holds 1,180,000 shares of Arowana Australasian Value Opportunities Fund Limited (“AWQ”), a listed investment company managed by AAVOF Management Pty Limited (Manager), a wholly-owned subsidiary of AWN.

●	APG, an affiliate of Mr. Chin's, (i) has the APG Loan (defined below) owing from Aevitas of approximately A$692,581 and (ii) holds 350,000 shares of AWN. ARWA has a loan payable to APG of $130,000

●	181 Foundation Pty Limited ATF Chin Family Superannuation Fund, an affiliate of Mr. Chin's holds 7,691,046 shares of AWN and 820,000 shares of AWQ.

●	Mr. Chin holds 2 shares of AWQ.

●	Mr. Chin is Chairman of the Board and Chief Executive Officer of ARWA.

●	Panaga Group Pty Limited as trustee for The Panaga Group Trust owns 1,236,857 shares of ARWA and 179,281 units of ARWA.

●	The Octagon Foundation Pty Limited as trustee for The Octagon Foundation owns 113,209 units of ARWA.

John Moore (ARWA Director)

●	Mr. Moore is a director of AWN and certain AWN subsidiaries and receives director fees from AWN.

●	Ralsten Pty Ltd., an entity controlled by Mr. Moore and one of the initial shareholders of Arowana, holds 68,402 ordinary shares of Aevitas.

●	Ralsten Pty Ltd., an entity controlled by Mr. Moore owns 1,400,000 shares of AWN and 200,000 shares of AWQ.

●	Ralsten Pty Ltd. owns 25,554 shares of ARWA and 16,043 units of ARWA.

Dudley Hoskin (ARWA Director)

●	Mr. Hoskin holds 3,575,000 shares of AWN and 500,000 shares of AWQ.

●	Mr. Hoskin and his wife jointly own: (i) 183,037 shares of AWN; and (ii) 430,000 ordinary shares of Aevitas.

●	Sd & K Investments Pty Ltd atf an entity controlled by Mr. Hoskin owns the following securities of Aevitas: (i) 43,249 convertible notes; and (ii) 43,249 convertible preference shares.

●	Mr. Hoskin owns 25,554 shares of ARWA and 6,043 units of ARWA.

Gary Hui (ARWA’s Chief Financial Officer, Chief Investment Officer and Director)

●	Mr. Hui is a director of certain AWN subsidiaries, and a participant in AWN's compensation arrangements.

●	Mr. Hui owns 625,000 shares of AWN.

●	Mr. Hui, directly and via a controlled entity, owns 228,500 shares of AWQ.

●	Beira Corp, and entity controlled by Mr. Hui owns 255,549 shares of ARWA and 60,432 units of ARWA.

Kien Khan Kwan (ARWA Director)

●	Mr. Kwan is a director of AWQ.

●	Mr. Kwan is on the Investment Committee of AAVOF Management Pty Limited, a 100% subsidiary of AWN and Investment Manager of AWQ.

●	Mr. Kwan is on the advisory board of AWN.

●	Mr. Kwan holds 122,000 shares of AWN.

●	Alnilum Pty Ltd ATF Jam and Jelly Foundation, an entity controlled by Mr. Kwan, holds: (i) 46,500 shares of AWN; and (ii) 150,000 shares of AWQ.

●	LEK Investments Pty Ltd ATF LEK Trust, an entity controlled by Mr. Kwan, owns 1,053,513 shares of AWN.

●	K2 Horizon Pty Ltd, an entity controlled by Mr. Kwan, owns 50,000 shares of AWQ.

●	Mr. Kwan owns 25,554 shares of ARWA and 6,043 units of ARWA.

Additionally, at the closing, VivoPower USA, LLC (“Vivo USA”), an affiliate of VivoPower, and AWN shall enter into a Fee and Loan Agreement providing that, in consideration for the project management and ancillary services that AWN has and will continue to provide to Vivo USA and its related entities in relation to and as preparation for the Transactions, Vivo USA will pay AWN a fee of $5,800,000.

Also at the closing, Arowana Partners Group Pty Limited (“APG”) will be repaid an aggregate of approximately A$692,581 of outstanding loans (the “APG Loan”), including accrued but unpaid interest, by one of the entities being acquired in the contingent acquisitions.

Lock-Up Agreements; Escrow

AWN will enter into a lock-up agreement with VivoPower with respect to the ordinary shares of VivoPower held by it or which it has the right to acquire as of the closing. Pursuant to the lock-up agreement, subject to certain limited exceptions, AWN will not transfer such shares, either directly or indirectly, or otherwise transfer the economic consequences of ownership of such shares, or publicly announce the intention to do any of the foregoing, during the period beginning on the closing date and (a) with respect to 50% of such shares, ending on the earlier of the date VivoPower publicly releases its financial results for the fiscal year ending March 31, 2019 and the date which is at least one year after the closing date on which the closing price of the VivoPower shares has been at least $12.50 for 20 trading days out of any 30 trading day period, and (b) with respect to the other 50% of such shares, ending on the date VivoPower publicly releases its financial results for the fiscal year ending March 31, 2019.

In addition, the ordinary shares of VivoPower distributed to the holders of the ordinary shares of ARWA that were issued prior to ARWA’s initial public offering (the “ARWA Insider Shares”) will continue to be subject to the same escrow provisions applicable to the ARWA Insider Shares.

Registration Rights

VivoPower shall enter into a registration rights agreement at the closing, pursuant to which VivoPower will under certain circumstances agree to register for resale under the Securities Act of 1933, as amended, the VivoPower shares held by AWN and ARWA’s initial shareholders immediately after the closing.

Post-Merger Board of Directors of VivoPower

Immediately after the consummation of the Transactions, VivoPower’s board of directors will consist of Kevin Chin, Gary Hui, Dr. Philip Comberg, Edward Hyams, Peter Sermol and a sixth individual to be finalized and disclosed in due course prior to the closing of the Transactions.

Immediately after the Transactions, VivoPower’s executive officers shall be Philip Comberg, David Pilotte and Carl Weatherley-White.

Item 9.01     Financial Statements, Pro Forma Financial Information and Exhibits.

(d)     Exhibits:

Exhibit	Description
2.1	Contribution Agreement, dated as of August 11, 2016, by and among Arowana Inc., VivoPower International PLC and Arowana International Limited.*

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). ARWA agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2016
AROWANA INC.

	By:	/s/ Kevin T. Chin
Name: Kevin T. Chin
Title: Chief Executive Officer